UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENBRIDGE ENERGY PARTNERS, L.P.

(Name of Issuer)

Class A Common Units

(Title of Class of Securities)

29250R 10 6

(CUSIP Number)

E. Chris Kaitson

Vice President—Law and Assistant Corporate Secretary

1100 Louisiana Street, Suite 3300

Houston, Texas 77002

(713) 821-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Energy Company, Inc. 39-0793581
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 64,633,311†
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 64,633,311†

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,633,311†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.1%†
14.	Type of Reporting Person (See Instructions) CO

†	The number and percentage of Class A Common Units representing limited partner interests of the Issuer reported as beneficially owned by Enbridge Energy Company, Inc. (“EECI”) in this Schedule 13D/A includes the Class E Units of the Issuer that are convertible into Class A Common Units at the option of EECI. Please read Item 3 below.

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge (U.S.) Inc. 41-1824246
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) *
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power *
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) CO

*	EECI is wholly owned by Enbridge (U.S.) Inc. (“EUSI”). Therefore, EUSI may be deemed to be the beneficial owner of 46,518,336 Class A Common Units and 18,114,975 Class E Units (convertible into Class A Common Units) representing limited partner interests of the Issuer that are owned by EECI. Thus, EUSI is filing this Amendment No. 3 to Schedule 13D jointly with EECI.

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge US Holdings Inc. Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) **
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power **
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power **

11.	Aggregate Amount Beneficially Owned by Each Reporting Person **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) CO

**	EECI is indirectly owned by Enbridge US Holdings Inc. (“EUSHI”). Therefore, EUSHI may be deemed to be the beneficial owner of 46,518,336 Class A Common Units and 18,114,975 Class E Units (convertible into Class A Common Units) representing limited partner interests of the Issuer that are owned by EECI. Thus, EUSHI is filing this Amendment No. 3 to Schedule 13D jointly with EECI.

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Inc. 98-0377957
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ***
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power ***
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power ***

11.	Aggregate Amount Beneficially Owned by Each Reporting Person ***
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) ***
14.	Type of Reporting Person (See Instructions) CO

***	EECI is indirectly owned by Enbridge Inc. (“Enbridge”). Therefore, Enbridge may be deemed to be the beneficial owner of 46,518,336 Class A Common Units and 18,114,975 Class E Units (convertible into Class A Common Units) representing limited partner interests of the Issuer that may be deemed owned by EECI. Thus, Enbridge is filing this Amendment No. 3 to Schedule 13D jointly with EECI.

This Amendment No. 3 to Schedule 13D updates the information relating to the current beneficial owners and amends Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D filed by Enbridge Inc., IPL System Inc., Enbridge Pipelines Inc. and Enbridge Energy Company, Inc. with the Securities and Exchange Commission on December 11, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by Enbridge Inc., IPL System Inc., Enbridge Pipelines Inc. and Enbridge Energy Company, Inc. with the Securities and Exchange Commission on October 21, 2009, and Amendment No. 2 to the Original Schedule 13D filed by Enbridge Inc., IPL System Inc., Enbridge Pipelines Inc. and Enbridge Energy Company, Inc. with the Securities and Exchange Commission on May 8, 2013.

Item 2. Identity and Background

The information previously provided in response to this Item 2 is hereby amended by replacing the text thereof in its entirety with the following:

This Schedule 13D, as amended, is filed jointly pursuant to Rule 13d-1(k)(1) by Enbridge Inc., a Canadian corporation (“Enbridge”), Enbridge US Holdings Inc., a Canadian corporation (“EUSHI”), Enbridge (U.S.) Inc., a Delaware corporation (“EUSI”), and Enbridge Energy Company, Inc., a Delaware corporation (“EECI” and, together with Enbridge, EUSHI and EUSI, the “Reporting Persons”), pursuant to a joint filing statement, which is attached to this Schedule 13D, as amended, as Exhibit A.

The address of the principal offices of each of Enbridge and EUSHI is 200, 425 – 1st Street S.W., Calgary, Alberta, Canada T2P 3L8. The address of the principal offices of each of EUSI and EECI is 1100 Louisiana Street, Suite 3300, Houston, Texas 77002.

Enbridge is an energy transportation, distribution and related services provider. Enbridge’s activities are carried out through five business segments: Liquids Pipelines; Gas Distribution; Gas Pipelines and Processing; Green Power and Transmission; and Energy Services. Liquids Pipelines consists of common carrier and contract crude oil, natural gas liquids and refined products pipelines and terminals in Canada and the United States. Gas Distribution consists of Enbridge’s natural gas utility operations. Gas Pipelines and Processing consists of investments in natural gas pipelines and gathering and processing facilities. Green Power and Transmission consists of Enbridge’s investments in renewable energy assets and transmission facilities. The energy services businesses in Canada and the United States undertake physical commodity marketing activity and logistical services, oversee refinery supply services and manage Enbridge’s volume commitments on Alliance Pipeline, Vector and other pipeline systems. EUSHI is a holding company and a wholly owned subsidiary of Enbridge. EUSI is a holding company and a wholly owned subsidiary of EUSHI. EECI is a wholly owned subsidiary of EUSI and holds the general partner interest in the Issuer. On August 10, 2015, Enbridge Pipelines Inc., a Canadian corporation, transferred its interests in EECI to EUSI.

Information relating to the directors and executive officers of the Reporting Persons is contained in Schedule 1 attached hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons or, to the undersigned’s knowledge, any of the persons listed on Schedule 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons or, to the undersigned’s knowledge, any of the persons listed on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information previously provided in response to this Item 3 is hereby amended by adding the following:

Series 1 Preferred Units

On May 8, 2013, the Issuer issued and sold 48,000,000 Series 1 Preferred Units to EECI at a purchase price of $25.00 per Series 1 Preferred Unit. These Series 1 Preferred Units were issued and sold by the Issuer in a private transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). EECI paid $1.2 billion to purchase the Series 1 Preferred Units, which purchase price was funded by Enbridge in part from its working capital ($700 million) and in part through a drawdown on one of Enbridge’s credit facilities ($500 million). The credit facility is a U.S. Dollar-denominated revolving credit facility dated January 10, 2012 (as further amended) and maturing on January 10, 2015 and entered into by Enbridge, as the borrower, and a syndicate of lenders, with Toronto-Dominion Bank as Administrative Agent. Net proceeds of the private placement to the Issuer were approximately $1.2 billion, as no expenses were deducted from the proceeds. On July 30, 2015, the Issuer amended its limited partnership agreement to, among other things, defer the conversion option date.

On or after June 1, 2018, at the sole option of the holder of the Series 1 Preferred Units, the Series 1 Preferred Units may be converted into Class A common units, in whole or in part, at a conversion price of $27.78 per unit plus any accrued, accumulated and unpaid distributions, excluding the Payment Deferral, as adjusted for splits, combinations and unit distributions. At all other times, redemption of the Series 1 Preferred Units, in whole or in part, is permitted only if: (1) the Issuer uses the net proceeds from incurring debt and issuing equity, which includes asset sales, in equal amounts to redeem such Series 1 Preferred Units; (2) a material change in the current tax treatment of the Series 1 Preferred Units occurs; or (3) the rating agencies’ treatment of the equity credit for the Series 1 Preferred Units is reduced by 50% or more, all at a redemption price of $25.00 per unit plus any accrued, accumulated and unpaid distributions, including the Payment Deferral.

Class D Units

On July 1, 2014, the Issuer entered into an equity restructuring transaction with EECI in which EECI irrevocably waived its right to receive cash distributions and allocations of items of income, gain, deduction and loss in excess of 2% in respect of its general partner interest in the incentive distribution rights in exchange for the issuance to a wholly owned subsidiary of EECI of (i) 66.1 million units of a new class of limited partner interests designated as Class D Units, and (ii) 1,000 units of a new class of limited partner interests designated as Incentive Distribution Units.

The Class D Units are convertible on a one-for-one basis into the Issuer’s Class A Common Units any time after July 1, 2019, at the holder’s option. The Issuer may redeem the Class D Units in whole or in part after July 1, 2044, at the Issuer’s option for either a cash amount equal to the notional value per unit, or with newly issued Class A Common Units with an aggregate market value at redemption equal to 105% of the aggregate notional value of the Class D Units being redeemed. The Class D Units have a notional value of $31.35 per unit, which was the closing price of the Class A common units on June 17, 2014, and have the same voting rights as the Class A Common Units. In the event of a liquidation event (or any merger or other extraordinary transaction), the Class D Units entitle the holder thereof to a preference in liquidation equal to 20% of the notional value, with such preference being increased by an additional 20% on each anniversary of issuance, resulting in a liquidation preference equal to 100% of the notional value on and after July 1, 2018. The Class D Units have a liquidation preference equal to their notional value at July 1, 2014 of $31.35 per unit, which is also the liquidation value of those units.

Class E Units

On January 2, 2015, the Issuer completed a transaction pursuant to which the Issuer acquired the remaining 66.7% interest in the U.S. segment of the Alberta Clipper Pipeline from EECI (the “Drop Down”). The consideration consisted of approximately 18,114,975 units of a new class of limited partner interests designated as Class E Units issued to EECI. The Class E Units were issued at a notional value of $38.31 per unit, which was determined based on the trailing five-day volume-weighted average price of the Issuer’s Class A Common Units as of that date, which was the date on which the Issuer and EECI entered into a contribution agreement setting forth the terms of the Drop Down. In addition, the Issuer repaid the borrowings outstanding of $306.0 million on the A1 Term Note owed to EECI.

The Class E Units are convertible into Class A Common Units on a one-for-one basis at EECI’s option. The Class E Units were not entitled to distributions with respect to the quarter ended December 31, 2014. The Class E Units are redeemable at the Issuer’s option after 30 years, if not earlier converted by EECI.

Item 4. Purpose of Transaction

The information previously provided in response to this Item 4 is hereby amended by replacing the text thereof in its entirety with the following:

The Reporting Persons hold Class A Common Units; Class B Common Units, Series 1 Preferred Units, Class D Units and Class E Units, all convertible into Class A Common Units under certain circumstances; and Incentive Distribution Units, as reported herein for the purpose of investment and intend to review their investment in the Issuer on a continuing basis. In determining from time to time whether to dispose of units reported as beneficially owned in this Schedule 13D (and in what amounts), to retain such securities, or to acquire additional units (and in what amounts), the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to change their intention with respect to any or all of the matters required to be disclosed in this Item 4. The Reporting Persons have no present plan or proposal with respect to any action that would relate to or result in the occurrence of any of the matters enumerated under Item 4 of Schedule 13D. The Reporting Persons may consider or alter their plans or proposals in respect of any of such enumerated matters in the future.

In addition, Enbridge has a large inventory of United States liquids pipeline assets which would be well suited to EEP, and Enbridge has previously indicated that it would from time to time consider drop down opportunities to EEP of these assets. However, in light of current market conditions, and their effect on EEP’s financing capacity, it is unlikely that any such drop down transactions will be pursued in the near term.

In addition, in a press release issued on May 2, 2016, EEP announced that it is evaluating opportunities to strengthen its business in light of the current commodity price environment which is particularly impacting the performance of its natural gas gathering and processing assets. As part of this evaluation, EEP is exploring strategic alternatives for its investments in each of Midcoast Operating and Midcoast Energy Partners, L.P. (MEP). EEP has begun working with MEP to explore and evaluate a broad range of strategic alternatives to address the challenges within the Natural Gas business. These various strategic alternatives may include, but are not necessarily limited to: asset sales; mergers, joint ventures, reorganizations or recapitalizations; and further reductions in operating and capital expenditures. The evaluation process is in the early stages and is ongoing, and no decision on any particular alternative has been reached by EEP. No assurance can be given that any particular alternative will be pursued or consummated, and neither we nor EEP intend to disclose further developments with respect to this evaluation process except to the extent that a specific course of action is approved, the process is concluded or it is required by law or otherwise deemed appropriate.

Item 5. Interest in Securities of the Issuer

The information previously provided in response to this Item 5 is hereby amended by replacing the text thereof in its entirety with the following:

(a)	EECI beneficially owns 64,633,311 Class A Common Units of the Issuer (including 18,114,975 Class A Common Units issuable upon conversion of the Class E Units beneficially owned by EECI), which represent 23.1% of the outstanding Class A Common Units based upon the number of Class A Common Units outstanding as of the date hereof (including 18,114,975 Class A Common Units issuable upon conversion of the Class E Units beneficially owned by EECI). For additional information regarding the Series 1 Preferred Units, Class D Units and Class E Units, and the underlying Class A Common Units into which they are convertible, see Item 3 above. EECI is wholly owned by EUSI. EUSI is wholly owned by EUSHI. EUSHI is wholly owned by Enbridge. ESUI, EUSHI and Enbridge, therefore, may be deemed to beneficially own, and have the power to direct the voting and the disposition of, such 64,633,311 Class A Common Units (including 18,114,975 Class A Common Units issuable upon conversion of the Class E Units beneficially owned by EECI). The persons listed on Schedule 1 disclaim any beneficial ownership of the Class A Common Units held by EECI. None of the persons listed on Schedule 1 shares voting or dispositive power over any Class A Common Units held by EECI.

(b)	EECI is the sole record owner and Enbridge, EUSI, EUSHI and EECI share voting and dispositive power with respect to 64,633,311 Class A Common Units of the Issuer (including 18,114,975 Class A Common Units issuable upon conversion of the Class E Units beneficially owned by EECI).

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information previously provided in response to this Item 6 is hereby amended by replacing the text thereof in its entirety with the following:

The 16,250,000 Class A Common Units purchased by EECI on December 4, 2008 were purchased by EECI pursuant to the Class A Common Unit Purchase Agreement, dated November 17, 2008, by and between the Issuer and EECI. The 21,245 Class A Common Units purchased by EECI on October 14, 2009 were purchased by EECI pursuant to the Class A Common Unit Purchase Agreement, dated October 14, 2009, by and between the Issuer and EECI. On October 14, 2009, 6,987,923.633319 of the Issuer’s Class C Units that were held by EECI converted into 6,987,923 Class A Common Units. The Seventh Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of January 2, 2015, as amended by Amendment No. 1 to Seventh Amended and Restated Agreement of Limited Partnership of the Issuer, dated July 30, 2015 (as used herein, the “partnership agreement”), contains various provisions with respect to the Class A Common Units governing, among other matters, distributions, transfers and allocations of profits and losses to partners.

On May 7, 2013, the Issuer and EECI entered into a Series 1 Preferred Unit Purchase Agreement (the “Unit Purchase Agreement”). Under the terms of the Unit Purchase Agreement, the Issuer issued and sold to EECI 48,000,000 Series 1 Preferred Units. The purchase price for the Series 1 Preferred Units was $25.00 per unit. On July 30, 2015, the Issuer amended its limited partnership agreement to extend the deferral of distribution payments, to extend the rate reset pricing date, and to defer the conversion option date, as discussed below. The amendment was accounted for as a modification to the Series 1 Preferred Unit Agreement, as the difference in the fair value of the Series 1 Preferred Units before and after the modification was insignificant.

The Series 1 Preferred Units are entitled to annual cash distributions of 7.50% of the issue price, payable quarterly, which are subject to reset on June 30, 2020, and each subsequent five-year anniversary thereafter. However, these quarterly cash distributions, during the first full twenty quarters ending June 30, 2018, will accrue and accumulate. These amounts will be paid in equal amounts over a twelve-quarter period beginning in the first quarter of 2019. The quarterly cash distribution for the three-month period ended June 30, 2013 was prorated from May 8, 2013.

On or after June 1, 2018, at the sole option of the holder of the Series 1 Preferred Units, the Series 1 Preferred Units may be converted into Class A Common Units, in whole or in part, at a conversion price of $27.78 per unit plus any accrued, accumulated and unpaid distributions, excluding the Payment Deferral, as adjusted for splits, combinations and unit distributions. At all other times, redemption of the Series 1 Preferred Units, in whole or in part, is permitted only if: (1) the Issuer uses the net proceeds from incurring debt and issuing equity, which includes asset sales, in equal amounts to redeem such Series 1 Preferred Units; (2) a material change in the current tax treatment of the Series 1 Preferred Units occurs; or (3) the rating agencies’ treatment of the equity credit for the Series 1 Preferred Units is reduced by 50% or more, all at a redemption price of $25.00 per unit plus any accrued, accumulated and unpaid distributions, including the Payment Deferral.

The Unit Purchase Agreement contains customary representations and warranties of the Issuer and EECI and customary covenants for a transaction of this kind.

Under the Unit Purchase Agreement and subject to certain limitations and survival periods, the Issuer has agreed to indemnify EECI and its affiliates, officers, directors, members, managers, employees and agents for certain breaches of the Issuer’s representations, warranties and covenants, and EECI has agreed to indemnify the Issuer and its affiliates, officers, directors, members, managers, employees and agents for certain breaches of EECI’s representations, warranties and covenants.

The closing of the transactions contemplated by the Unit Purchase Agreement was subject to typical conditions, including, among other conditions, (i) the absence of any law or order prohibiting the consummation of the transactions under the Unit Purchase Agreement and (ii) the execution of the partnership agreement and a registration rights agreement. The transactions contemplated by the Unit Purchase Agreement closed on May 8, 2013, which is the date that the Series 1 Preferred Units were issued to EECI. The Series 1 Preferred Units are transferrable, subject to Sections 5.2(c), 5.11, 11.4(b) and 11.7 of the partnership agreement.

On July 1, 2014, EECI made an Irrevocable Waiver, dated as of June 18, 2014, pursuant to which EECI irrevocably waived its right to receive cash distributions and allocations of items of income, gain, deduction and loss in excess of 2% in respect of its general partner interest in the incentive distribution rights in exchange for the issuance to a wholly owned subsidiary of EECI of (i) 66.1 million units of a new class of limited partner interests designated as Class D Units, and (ii) 1,000 units of a new class of limited partner interests designated as Incentive Distribution Units.

The Class D Units are convertible on a one-for-one basis into the Issuer’s Class A Common Units any time after July 1, 2019, at the holder’s option. The Issuer may redeem the Class D Units in whole or in part after July 1, 2044, at the Issuer’s option, for either a cash amount equal to the notional value per unit, or with newly issued Class A Common Units with an aggregate market value at redemption equal to 105% of the aggregate notional value of the Class D Units being redeemed. The Class D Units have a notional value of $31.35 per unit, which was the closing price of the Class A common units on June 17, 2014, and have the same voting rights as the Class A Common Units. In the event of a liquidation event (or any merger or other extraordinary transaction), the Class D Units entitle the holder thereof to a preference in liquidation equal to 20% of the notional value, with such preference being increased by an additional 20% on each anniversary of issuance, resulting in a liquidation preference equal to 100% of the notional value on and after July 1, 2018. The Class D Units have a liquidation preference equal to their notional value at July 1, 2014 of $31.35 per unit, which is also the liquidation value of those units. The Series Class D Units are transferrable, subject to Sections 5.2(c), 5.12 and the applicable provisions of Article XI and Article XII of the partnership agreement.

On January 2, 2015, the Issuer completed the Drop Down. The consideration consisted of approximately 18,114,975 units of a new class of limited partner interests designated as Class E Units issued to EECI, pursuant to the Contribution Agreement, dated as of December 23, 2014, by and among EECI, Enbridge Pipelines (Alberta Clipper) L.L.C. and the Issuer (the “Contribution Agreement”). The Class E Units were issued at a notional value of $38.31 per unit, which was determined based on the trailing five-day volume-weighted average price of the Issuer’s Class A Common Units as of that date, which was the date on which we and EECI entered into a contribution agreement setting forth the terms of the Drop Down. In addition, the Issuer repaid the borrowings outstanding of $306.0 million on the A1 Term Note owed to EECI. The Contribution Agreement contains customary representations and warranties of the Issuer and EECI.

The Class E Units are convertible into Class A Common Units on a one-for-one basis at EECI’s option. The Class E Units were not entitled to distributions with respect to the quarter ended December 31, 2014. The Class E Units are redeemable at the Issuer’s option after 30 years, if not earlier converted by EECI. The Series Class E Units are transferrable, subject to Sections 5.2(c), 5.13 and the applicable provisions of Article XI and Article XII of the partnership agreement.

In the event of a merger, a subdivision of outstanding Class A Common Units, a combination of outstanding Class A Common Units, or other adjustments of Class A Common Units as described in the partnership agreement (the “Transaction”), the number of Series 1 Preferred Units, Class D Units, and Class E Units and the notional value of such units shall be proportionally adjusted so that the conversion of the Series 1 Preferred Units, Class D Units and Class E Units entitles such unit holders to receive the aggregate number of Class A Common Units they would have received in such transaction as if their Series 1 Preferred Units, Class D Units and Class E Units had converted into Class A Common Units immediately prior to the Transaction. The holders of Series 1 Preferred Units, Class D Units, and Class E Units will vote together with the Class A Common Units on an as-converted basis. Such holders will be entitled to vote as a separate class on any matter that adversely affects the rights, privileges or preferences of the Series 1 Preferred Units, Class D Units and Class E Units in any material respect or as required by law. The partnership agreement contains various other provisions with respect to the Series 1 Preferred Units, Class D Units, and Class E Units governing, among other matters, allocations of profits and losses to partners.

In addition to the 64,633,311 Class A Common Units (including 18,114,975 Class A Common Units issuable upon conversion of the Class E Units beneficially owned by EECI) of the Issuer owned by EECI, EECI owns 7,825,500 Class B Common Units of the Issuer and a 2% general partner interest in the Issuer.

For a description of the contracts, arrangements, understandings or relationships among the Reporting Persons and between such persons and the Issuer and others, please read “Certain Relationships and Related Transactions, and Director Independence” in the Annual Report on Form 10-K for the year ended December 31, 2015 of the Issuer; the information reported in Item 1.01 and Item 5.03 of the Issuer’s Current Report on Form 8-K filed on May 13, 2013 and the information reported in Item 5.03 of the Issuer’s Current Report on Form 8-K, filed on July 30, 2015, both relating to information on Series 1 Preferred Unit; the information reported on Item 1.01 and Item 5.03 of the Issuer’s Current Report on Form 8-K, filed on June 19, 2014, relating to Class D Units; and the information reported on Item 1.01 of the Issuer’s Current Report on Form 8-K, filed on December 30, 2014, relating to Class E Units, each of which is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

The information previously provided in response to this Item 7 is hereby amended by replacing the text thereof in its entirety with the following:

(a)	Seventh Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of January 2, 2015 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K, filed on January 8, 2015).

(b)	Amendment No. 1 to Seventh Amended and Restated Agreement of Limited Partnership of the Issuer (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K, filed on July 30, 2015).
(c)	Irrevocable Waiver dated as of June 18, 2014, made by the EECI (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on June 19, 2014).
(d)	Contribution Agreement, dated as of December 23, 2014, by and among, Enbridge Energy Company, Inc., Enbridge Pipelines (Alberta Clipper) L.L.C. and the Issuer (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on December 30, 2014).
(e)	Joint Filing Statement (incorporated by reference to Exhibit A of this Amendment No. 3 to Schedule 13D).
(f)	Schedule of Directors and Executive Officers (incorporated by reference to Schedule 1 of this Amendment No. 3 to Schedule 13D).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2016

ENBRIDGE INC.

By:	/s/ Tyler W. Robinson
Name:	Tyler W. Robinson
Title:	Vice President & Corporate Secretary

By:	/s/ Wanda Opheim
Name:	Wanda Opheim
Title:	Senior Vice President, Finance

Enbridge US Holdings Inc.

By:	/s/ Colin K. Gruending
Name:	Colin K. Gruending
Title:	Vice President

Enbridge (U.S.) Inc.

By:	/s/ Stephen J. Neyland
Name:	Stephen J. Neyland
Title:	Vice President-Finance

ENBRIDGE ENERGY COMPANY, INC.

By:	/s/ Bruce A. Stevenson
Name:	Bruce A. Stevenson
Title:	Corporate Secretary

Exhibit A

JOINT FILING STATEMENT

Each of the undersigned agrees that (i) the statement of Schedule 13D relating to the Class A Common Units of Enbridge Energy Partners, L.P. has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

ENBRIDGE INC.

By:	/s/ Tyler W. Robinson
Name:	Tyler W. Robinson
Title:	Vice President & Corporate Secretary

By:	/s/ Wanda Opheim
Name:	Wanda Opheim
Title:	Senior Vice President, Finance

Enbridge US Holdings Inc.

By:	/s/ Colin K. Gruending
Name:	Colin K. Gruending
Title:	Vice President

Enbridge (U.S.) Inc.

By:	/s/ Stephen J. Neyland
Name:	Stephen J. Neyland
Title:	Vice President-Finance

ENBRIDGE ENERGY COMPANY, INC.

By:	/s/ Bruce A. Stevenson
Name:	Bruce A. Stevenson
Title:	Corporate Secretary

Schedule 1

INFORMATION CONCERNING THE DIRECTORS AND

EXECUTIVE OFFICERS OF ENBRIDGE INC.

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge Inc. The principal business address for each individual listed below is 200, 425–First Street S.W., Calgary, Alberta, Canada T2P 3L8.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position
D. A. ARLEDGE	U.S.	Chairman of the Board of Directors
J. J. BLANCHARD	U.S.	Chair Emeritus, Government Affairs and Attorney with DLA Piper US, LLP (Private Law Firm), 500 Eighth Street, NW, Washington, D.C. 20004; Director
M. R. COUTU	Canada	Director
J. H. ENGLAND	Canada	Chair & Chief Executive Officer of Stahlman-England Irrigation Inc. (Contracting Company), 2063 Trade Center Way, Naples, FL 34109; Director
C. W. FISCHER	Canada	Director
V. M. KEMPSTON DARKES	Canada	Director
A. MONACO	Canada	Director, President & Chief Executive Officer
G. K. PETTY	U.S./Canada	Director
R. B. ROBERTS	U.S.	Director
D. C. TUTCHER	U.S.	Principal of Center Coast Capital Advisors L.P. (Investment Advisory Firm), 1100 Louisiana Street, Suite 4550, Houston, TX 77002; Director
C. L. WILLIAMS	Canada	Director
G. W. BEAUMONT	Canada	President, Gas Distribution
C. G. HARPER	U.S.	President, Gas Pipelines & Processing
D. G. JARVIS	Canada	President, Liquids Pipelines
K. L. RADFORD	Canada	Executive Vice President, People Planet & Partners
D. T. ROBOTTOM	Canada	Executive Vice President & Chief Legal Officer
J. K. WHELEN	Canada	Executive Vice President & Chief Financial Officer
B. C. NEILES	Canada	Senior Vice President, Major Projects & Enterprise Safety & Operational Reliability
W. OPHEIM	Canada	Senior Vice President, Finance
V. D. YU	Canada	Senior Vice President, Corporate Planning & Chief Development Officer
M. A. AKMAN	Canada	Vice President & Head of Corporate Strategy
R. BENOIT	Canada	Vice President, Public & Government Affairs
S. R. BLOXOM	U.S.	Vice President, Investment Review
M. R. BOYCE	Canada	Vice President, Chief Compliance & Privacy Officer
R. F. CARPENTER	Canada	Vice President, Corporate Law & Deputy General Counsel
C. DYER	Canada	Vice President & Chief Information Officer
C. K. GRUENDING	Canada	Vice President, Corporate Development
M. J. HABERBUSCH	Canada	Vice President, Human Resources
C. J. Johnston	Canada	Vice President & Controller
L. D. Kelln	Canada	Vice President, Investor Relations & Enterprise Risk
N. K. KISHINCHANDANI	Canada	Vice President, Performance Measurement
M. KOBY	U.S.	Vice President, Enterprise Safety & Operational Reliability
D. L. LEVESQUE	Canada	Vice President, Enterprise Communications, Brand & Community Partners
L. M. LUISON	Canada	Vice President, Green Power, Transmission & Emerging Technology
I. R. McFEELY	Canada	Vice President, International
P. R. MURRAY	Canada	Vice President, Treasury
B. D. REESE	U.S.	Vice President, Canadian Midstream
T. W. ROBINSON	Canada	Vice President & Corporate Secretary
M. N. WEIL	Canada	Vice President, Human Resources - Gas Pipelines & Processing and Corporate Services

INFORMATION CONCERNING THE DIRECTORS

AND EXECUTIVE OFFICERS OF Enbridge US Holdings Inc.

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge US Holdings Inc.. The principal business address for each individual listed below is 200, 425–First Street S.W., Calgary, Alberta, Canada T2P 3L8.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position
C. K. GRUENDING	Canada	Vice President; Director
W. OPHEIM	Canada	Director
J. K. WHELEN	Canada	President; Director
D. G. JARVIS	Canada	Executive Vice President
V. D. YU	Canada	Senior Vice President
L. D. Kelln	Canada	Vice President
C. J. Johnston	Canada	Controller
P. R. MURRAY	Canada	Treasurer
T. W. ROBINSON	Canada	Corporate Secretary

INFORMATION CONCERNING THE DIRECTORS

AND EXECUTIVE OFFICERS OF Enbridge (U.S.) Inc.

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge (U.S.) Inc. The principal business address for each individual listed below is 1100 Louisiana Street, Suite 3300, Houston, Texas 77002.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position
C. G. HARPER	U.S.	President; Director
D. G.JARVIS	Canada	Director
M. A. MAKI	U.S.	Senior Vice President; Director
J. K. WHELEN	Canada	Director
E. C. KAITSON	U.S.	Vice President – Law & Assistant Corporate Secretary
S. J. NEYLAND	U.S.	Vice President-Finance
W. OPHEIM	Canada	Treasurer
J. N. ROSE	Canada	Assistant Treasurer
N. S. KAISSI	U.S.	Controller

INFORMATION CONCERNING THE DIRECTORS

AND EXECUTIVE OFFICERS OF ENBRIDGE ENERGY COMPANY, INC.

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge Energy Company, Inc. The principal business address for each individual listed below is 1100 Louisiana Street, Suite 3300, Houston, Texas 77002.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position	Number of Units Beneficially Owned
J. R. BIRD	Canada	Director	—
J. A. CONNELLY	U.S.	Chairman of the Board of Directors	20,000
J. H. ENGLAND	Canada	Director	8,626
C. G. HARPER	U.S.	Director; Executive Vice President – Gas Pipelines & Processing	—
D. G. JARVIS	Canada	Director; Executive Vice President – Liquids Pipelines	—
M. A. MAKI	U.S.	Director; President and Principal Executive Officer	4,000
W. S. WALDHEIM	U.S.	Director	6,000
D.A. WESTBROOK	U.S.	Director	23,000
J. K. WHELEN	Canada	Director	—
L. A. ZUPAN	Canada	Executive Vice President – Liquids Pipelines, Operations	—
C. L. HANSEN	Canada	Senior Vice President – Liquids Pipelines, Operations	—
L. J. GOLDEN	Canada	Vice President – Major Projects	—
E. C. KAITSON	U.S.	Vice President – Law and Assistant Corporate Secretary	—
S. J. NEYLAND	U.S.	Vice President – Finance	1,200
A. M. SCHNEIDER	U.S.	Vice President, Regulated Engineering and Operations	—
B. F. SHAMLA	U.S.	Vice President – Liquids Pipelines, Operations	—
J. N. ROSE	Canada	Treasurer	—
N. S. KAISSI	U.S.	Controller	—

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